SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: Sepbember 14, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.


            This Form 6-K consists of a press release issued by Biora AB on September 14, 2000 regarding the German Society of Periodontology supporting Emdogain.







           Press release from Biora AB (publ), September 14, 2000


                                                FOR IMMEDIATE RELEASE

NO 11/00

GERMAN SOCIETY OF PERIODONTOLOGY SUPPORTS EMDOGAIN(R)

MALMO, SWEDEN, SEPTEMBER 14, 2000 - Biora AB (NASDAQ: BIORY, SSE: BIOR) announced today that the German Society of Periodontology (DGP - Deutsche Gesellschaft fur Parodontologie) has made the following statement regarding
Emdogain:

"The evidence of histological and controlled clinical studies shows that the use of enamel matrix proteins, applied to a clean root surface during flap surgery, is an effective and reliable regenerative method for the treatment of vertical periodontal bone defects."

- "DGP's statement is very valuable for the acceptance of Emdogain among periodontists" stated Wolfgang Muller, General Manager of Biora GmbH. Emdogain, which is the only enamel matrix protein for this kind of periodontal treatment on the market, is Biora's principal product.

DGP and Biora are also starting a collaboration that aims to improve the knowledge and proficiency in periodontology in Germany. Organizing courses in treatment of infrabony defects and providing forums where periodontists may exchange experiences are examples of running collaboration projects.

- "As a strongly scientific organization, one of DGP's objectives is to improve the general level of knowledge in the periodontal field" stated Professor Jorg Meyle, President of DGP. "I feel that our collaboration projects with Biora serve this objective."

Biora develops manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.


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FOR FURTHER INFORMATION, PLEASE CONTACT:
Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59 Wolfgang Muller, General Manager of Biora GmbH, tel: +49 (0)61 72 90260 Professor Jorg Meyle, President of DGP, tel: +49 641 99 46 191
Elisabeth Lavers, Biora US-investor relations, +1 203 977 7797 http://www.biora.com http://www.dgparo.de/service/zahnarzt/main_serv_statement.htm



            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BIORA AB

Dated:  September 15, 2000          By: /s/ Anders Agering
                                       -------------------------------
                                       Anders Agering
                                       Chief Financial Officer